UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

THE GYMBOREE CORPORATION

(Name of Subject Company)

THE GYMBOREE CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

403777105

(CUSIP Number of Class of Securities)

Kimberly Holtz MacMillan

Vice President and General Counsel

The Gymboree Corporation

500 Howard Street

San Francisco, California 94105

(415) 278-7000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy, Esq.

Leif B. King, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by The Gymboree Corporation, a Delaware corporation (the “Company”), on October 25, 2010, and amended on November 12, 2010. The Schedule 14D-9 relates to the offer by Giraffe Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Giraffe Holding, Inc., a Delaware corporation (“Parent”), which is controlled by Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (the “Bain Fund”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) at a purchase price of $65.40 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2010, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Parent, Purchaser and the Bain Fund with the SEC on October 25, 2010.

Except as otherwise set forth below, the information set forth in the original Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the second sentence of the first paragraph in the subsection titled “Special Committee” under the heading “Background of the Offer and the Merger; Reasons for Recommendation – Reasons for Recommendation” on pages 19 and 20 of the Schedule 14D-9 with the following:

“In recommending to the Company Board that it approve and declare advisable, fair to and in the best interest of the stockholders of the Company, the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, and in recommending that, if required by applicable law, the stockholders of the Company approve the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, the Special Committee considered a number of reasons, including the following:”

ITEM 8.	ADDITIONAL INFORMATION

Item 8, “Additional Information” is hereby amended and supplemented by adding the following paragraphs and table immediately after the last paragraph under the heading “Additional Information—Certain Company Projections” on page 46 of the Schedule 14D-9:

“Reconciliation of EBITDA and EBIT to Net Income

The Five-Year Projections include projections of the Company’s EBITDA and EBIT. EBITDA, as defined by the Company, is net income before interest, taxes, depreciation and amortization, which includes the amortization of stock-based compensation. EBIT, as defined by the Company, is net income before interest and taxes. EBITDA and EBIT are not financial measurements prepared in accordance with GAAP.

Neither EBITDA nor EBIT should be considered as a substitute for net income, operating income or any performance measures derived in accordance with GAAP. Because EBITDA and EBIT each exclude some, but not all, items that affect net income and may vary among companies, EBITDA and EBIT presented by the Company may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between EBITDA and EBIT and net income, a financial measurement prepared in accordance with GAAP, is set forth below. This reconciliation is included in this document pursuant to SEC rules.

The reconciliation of non-GAAP to GAAP is as follows ($ in millions):

	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015
EBITDA	$255	$276	$300	$322	$345
Depreciation and Amortization	(47)	(49)	(52)	(53)	(55)
EBIT	208	227	248	269	290
Net Interest Income / (Expense)	1	3	6	9	13
Taxes	(82)	(90)	(99)	(108)	(118)
Net Income	$127	$140	$155	$170	$185

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

THE GYMBOREE CORPORATION

By:	/S/ MATTHEW K. MCCAULEY
Name:	Matthew K. McCauley
Title:	Chairman and Chief Executive Officer

Dated: November 18, 2010